Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BAZAARVOICE, INC.
(Pursuant to Sections 141 and 242 of the
General Corporation Law of the State of Delaware)
Bazaarvoice, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),
DOES HEREBY CERTIFY:
1. The name of the corporation is Bazaarvoice, Inc. (the “Corporation”).
2. ARTICLE V of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:
ARTICLE V
The number of directors that constitutes the entire Board of Directors of the corporation shall be fixed by, or in the manner provided in, the Bylaws of the corporation. At each annual meeting of stockholders, directors of the corporation shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.
Each director elected at and after the annual meeting of stockholders held in 2018 shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.
Any director may be removed from office by the stockholders of the corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified, or until his or her earlier death, resignation or removal.
3. The Board of Directors duly adopted resolutions in accordance with Sections 141 and 242 of the DGCL, approving the foregoing amendment, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the Corporation’s stockholders.
4. The stockholders of the Corporation duly adopted resolutions, at an annual meeting and in accordance with sections 211 and 242 of the DGCL, approving the foregoing amendment.IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 9th day of November, 2017.

BAZAARVOICE, INC.

By:	/s/ Kin Gill
Kin Gill Chief Legal Officer, General Counsel and Secretary